[Debevoise & Plimpton LLP Letterhead]
August 31, 2010
VIA EDGAR AND FEDERAL EXPRESS
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Mail Stop 4561

Re:	Booz Allen Hamilton Holding Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed July 30, 2010
File No. 333-167645
Dear Mr. Kluck:
          This letter sets forth the responses of Booz Allen Hamilton Holding Corporation (the “Company”) to the comments contained in your letter, dated August 19, 2010, relating to Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2010. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.
          The Company is filing, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Enclosed with the paper copy of this letter are three copies of a clean version of Amendment No. 2 and three copies of a blacklined version of Amendment No. 2, marked to show all changes from Amendment No. 1. Page references in the responses below are to the blacklined version of Amendment No. 2.
          We have also enclosed with the paper copy of this letter supplemental materials responsive to comment 15. Pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended, the supplemental information is being provided to the staff of the Commission (the “Staff”) on a supplemental, confidential basis only and is not to be filed with or deemed a part of Amendment No. 2.
Supplemental Information, page ii

1.	We note your response to comment 3 in our letter dated July 19, 2010. Please further revise your prospectus throughout to reduce the use of defined terms. For example, the definition for “clients” does not appear to be necessary in light of your business model and disclosure throughout. Please revise accordingly.
          In response to the Staff’s comment, the Company has revised the disclosure to further reduce the use of defined terms throughout the prospectus.
Prospectus Summary, page 1
2.	We note your response to comment 8 in our letter dated July 19, 2010. Your summary continues to contain a lengthy description of your competitive strengths, market opportunity and growth strategy and much of this information is repeated elsewhere. For example, we note the disclosure under “Market Opportunity” and “Our Strategy for Continued Growth.” Please revise to reduce the amount of repetitive information.
          In response to the Staff’s comment, the Company has revised the disclosure to further reduce the amount of repetitive disclosure in the summary section of the prospectus.
Risk Factors, page 17
U.S. Government spending and mission priorities could change in a manner that adversely affects our future revenue and limits our growth prospects, page 17
3.	Risk factors should be detailed enough so that investors can appreciate the potential magnitude of the risk. Here, you discuss the risk to your business should the U.S. government reduce outsourcing, particularly the Department of Defense. Please discuss in more detail if your business has been affected by this reduction in outsourcing. For example, we note that the Pentagon recently announced cuts that will include almost a third of its regular budget for contractors. Please revise or advise. Please also consider expanding your disclosure on page 53 under the subheading, “Business Environment and Key Trends in Our Markets,” to discuss the reduction of outsourcing in more detail and its affect upon the company’s business; also consider briefly discussing it in the Summary.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 53. In addition, the Company supplementally advises the Staff that it does not currently believe that the U.S. government’s initiatives aimed at reducing outsourcing have had a material impact on its business to date. However, the Company continues to monitor and evaluate the impact of such initiatives on its business, and as such believes that the risk factor disclosure is appropriate.
We may not realize the full value of our backlog, which may result in lower than expected revenue, page 21
4.	We note your revised disclosure on page 22. Please revise to remove the following sentence, which appears to be mitigating disclosure, from this risk factor: “To the extent that we are able to hire additional people and deploy them against funded backlog, we recognize increased revenue.”
          In response to the Staff’s comment, the Company has removed this sentence from the risk factor on page 22.
Booz Allen Holding is a holding company with no operations of its own that depends on its subsidiaries for cash, page 30
5.	We note your disclosure in this risk factor regarding the risk that you may be restricted to pay dividends. Please revise the risk factor subheading to discuss this risk or include a separate risk factor.
          In response to the Staff’s comment, the Company has revised the risk factor subheading on page 31 to include the risk of being restricted from paying dividends.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52
Our People, page 55
6.	Please provide more detail about the enhancements made to your firm-wide hiring program.
          In response to the Staff’s comment, the Company has revised the disclosure on page 55.
Results of Operations, page 64
Fiscal 2010 Compared to Pro Forma 2009, page 66
7.	We note your response to comment 28 in our letter dated July 19, 2010 and the revisions made to your period-on-period disclosure. Please expand your disclosure to more fully describe the reasons for changes between periods. For example, please discuss why there was a decrease in the number of senior personnel engaged in day-to-day client management roles. Furthermore, please also expand your period-on-period disclosure with respect to all of the periods presented to explain in more detail the changes between periods.
          In response to the Staff’s comment, the Company has revised the period-on-period disclosure for fiscal 2010 compared to pro forma 2009 and pro forma 2009 compared to fiscal 2008 on pages 69 through 72.
          The Company respectfully advises the Staff that it has not revised the period-on-period disclosure for fiscal 2010 compared to eight months ended March 31, 2009, eight months ended March 31, 2009 compared to four months ended July 31, 2008 and four months ended July 31, 2008 compared to fiscal 2008. As disclosed in the Registration Statement, the Company was acquired by Carlyle on July, 31 2008 and, for financial statement presentation purposes, fiscal 2009 has been divided into an eight-month period ended March 31, 2009 (the post-acquisition period) and a four-month period ended July 31, 2008 (the predecessor period). The primary driver of the changes in the period-on-period disclosure for any full fiscal year period compared to any such “stub” period and for any stub periods compared to any other stub period is the comparison of operating results included in periods of materially different lengths. As a result, the Company believes that the current disclosure for such period-on-period comparisons is sufficient to provide an investor with an understanding of the changes in results of operations over those periods. In order to provide investors with a meaningful comparison of operating results enabling twelve months of fiscal 2009 to be compared with fiscal 2010 and fiscal 2008, adjusting for the Carlyle acquisition, the Company has presented unaudited pro forma condensed consolidated results of operations for fiscal 2009 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” The Company believes that investors will primarily rely on the new period-on-period disclosure for the three months ended June 30, 2010 compared to the three months ended June 30, 2009 and for fiscal 2010 compared to pro forma 2009 (including unaudited pro forma results) in evaluating the Company’s historical operating results.
Liquidity and Capital Resources, page 73
8.	We note your disclosure on page 74 that you “do not expect [y]our transition to or existence as a public company to affect [y]our ... day-to-day operations.” This appears to contradict disclosure in your Risk Factors section on page 33, which discusses the additional time and expense involved with becoming a public company and establishing adequate controls and procedures. Please revise or advise.
          In response to the Staff’s comment, the Company has revised the disclosure on page 77.
Executive Compensation, page 107

9.	We note your response to comment 35 in our letter dated July 19, 2010. Please expand your compensation disclosure to discuss in more detail the “bands” into which each executive officer falls. For example, please discuss why, based on prior compensation levels, market survey data and projected profitability, the specific cash compensation was set for each band assigned to your named executive officers.
          In response to the Staff’s comment, the Company has revised the disclosure on page 113 to discuss in more detail the bands into which each executive officer falls.
Compensation Tables and Disclosures, page 115
Summary Compensation Table, page 115
10.	Refer to footnote (2) to your summary compensation table. Please revise to clarify that the aggregate grant date fair value is computed in accordance with FASB ASC Topic 718. Refer to Item 402(c)(2)(v) of Regulation S-K for guidance. This comment also applies to footnote (1) to your director compensation table on page 104.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 119 to clarify that the aggregate grant date fair value is computed in accordance with FASB ASC Topic 718.
Certain Relationships and Related Party Transactions, page 133
Stockholders Agreement, page 133
11.	Please quantify the amount of securities and the respective class of each for which Carlyle has registration rights.
          In response to the Staff’s comment, the Company has revised the disclosure on page 138 to quantify the amount of securities and the respective class of each for which Carlyle has registration rights.
12.	Please quantify the amount of securities and the respective class of each for which Booz Allen Holding has repurchase rights.
          In response to the Staff’s comment, the Company has revised the disclosure on page 138 to quantify the amount of securities and the respective classes of each for which Booz Allen Holding has repurchase rights.
Description of Certain Indebtedness, page 137

13.	We note your response to comment 38 in our letter dated July 19, 2010. Please update your Risk Factors section to clarify the maturity dates of your various credit facilities.
          In response to the Staff’s comment, the Company has revised the disclosure on page 27 to clarify the maturity dates of the Company’s credit facilities.
Underwriting, page 156
Conflict of Interest, page 159
14.	We note your response to comment 42 in our letter dated July 19, 2010 and your disclosure that the offering will be conducted in compliance with NASD Conduct Rule 2720 of FINRA. In the prospectus, please discuss in greater detail how the offering will be in compliance with Rule 2720.
          In response to the Staff’s comment, the Company has revised the prospectus on page 164 to include the requested disclosure.
Note 13. Stock-Based Compensation, page F-32
15.	Please provide us a chronological summary of your issuances of common stock and grants of stock options during fiscal year 2009 and through the date of your response. With respect to each issuance, indicate the number of shares or options issued, the purchase price per share or exercise price per option, any restrictions or vesting terms, the fair value of your common stock on the date of issuance and the related amount of compensation recognized in your financial statements. Reconcile for us the fair value assigned to your common stock related to these issuances to your estimated offering price per share of your shares (or range, when available) and provide us with details of the significant factors contributing to the differences.
          In response to the Staff’s comment, the Company has provided with the paper copy of this letter supplemental materials for the Staff’s review containing the chronological summary of the Company’s issuances of common stock and grant of stock options as requested. The Company will supplementally submit confidentially a preliminary range as soon as practicable, at which time the Company will reconcile the fair value assigned to its common stock related to these issuances to the price range.
Part II — Information Not Required In Prospectus, page II-1
Item 16. Exhibits and Financial Statement Schedules, page II-4
16.	We note your response to comment 50 in our letter dated July 19, 2010. Please note that the materiality analysis applies to the contract filed, not the underlying exhibits and schedules to that contract. Therefore, since you have determined that the contracts filed as exhibits 10.1, 10.2, 10.3 and 10.5 are material, they must be filed in their entirety in accordance with Item 601(b)(10). Please file all material contracts in their entirety in your next amendment.
          In response to the Staff’s comment, the Company has filed these exhibits in their entirety.

*     *     *     *
          If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan at (212) 909-7334 or Mariana França Pereira at (212) 909-6399.
Sincerely,
/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	CG Appleby Booz Allen Hamilton Holding Corporation Ian Fujiyama The Carlyle Group George Quinn Ernst & Young LLP Rachel Sheridan Latham & Watkins LLP